SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated February 6, 2004

Benetton Group SpA's examines 2003 Financial Year and Forecast for 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: February 6, 2004

BENETTON BOARD EXAMINES 2003 FINANCIAL YEAR AND

FORECAST FOR 2004

Ponzano, 6th February 2004 - Benetton Group's board of directors, meeting today, examined the results anticipated for the 2003 financial year. Consolidated revenues are expected to be confirmed at around 1,850 million euro.

Self-financing in 2003 is expected to be around 315 million euro, while net indebtedness improves at around 500 million euro.

The Board then examined trends for 2004, which confirm what was forecast in the "2003-2007 Guidelines" presented to the financial market last December.

In the context of an economic situation characterised by prudent consumption and the continued strength of the euro, revenues for the casual clothing division are expected to grow moderately to around 1,580 million euro. Group consolidated revenues for 2004, which no longer include the sports equipment business sold last year, are expected to total around 1,800 million euro.

The Group's operating margin is expected to be around 12.5% of consolidated revenues. Net profit is forecast to rise to around 7% of revenues. Self-financing and net indebtedness in 2004 are expected to be stable compared to 2003.

For further information: +39 0422-519036

www.benetton.com/press